Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Six Months Ended June 30,		Years Ended December 31,
(Amounts in millions of dollars)	2018	2017	2017	2016	2015	2014	2013
Net income*	6,357	4,886	8,631	6,196	5,087	4,244	11,228
Income tax expenses*	3,683	1,165	3,029	970	1,653	8,614	14,767
Non-controlling interests	(74)	(80)	(332)	10	(301)	6	293
Equity in income of affiliates (in excess of)/ less than dividends received	(557)	206	42	(643)	(311)	29	(775)
Interest expensed	663	471	1,000	734	742	536	656
Estimate of the interest within rental expense	245	272	489	543	477	406	357
Amortization of capitalized interest	101	109	191	161	174	160	135

Total*	10,418	7,029	13,050	7,971	7,521	13,995	26,661

Interest expensed	663	471	1,000	734	742	536	656
Capitalized interest	254	244	475	481	362	341	349
Estimate of the interest within rental expense	245	272	489	543	477	406	357
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Fixed charges	1,162	987	1,964	1,758	1,581	1,283	1,362

Ratio of earnings to fixed charges*	8.97	7.12	6.64	4.53	4.76	10.91	19.57

*	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.